Exhibit 3.19

AMENDMENT

TO

BYLAWS

OF

POLLO FRANCHISE, INC.

(effective as of May 29, 2020)

Article I, Section 1 of the Bylaws of Pollo Franchise, Inc., a Florida corporation (the “Corporation”) is hereby amended and restated in its entirety as follows:

“Section 1. Registered Office. The registered office of Pollo Franchise, Inc., a Florida corporation (the “Corporation”) shall be located at the City of Miami and/or any other city in the State of Florida.”